May 26, 2010

ATTORNEYS AT LAW

ONE INDEPENDENT DRIVE, SUITE 1300

JACKSONVILLE, FL 32202-5017

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JACKSONVILLE, FL 32201-0240

904.359.2000 TEL

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foley.com

WRITER’S DIRECT LINE

904.633.8913

mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER

040521-0299

Via EDGAR

Mr. Tom Kluck

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, D.C. 20549

Re:	Regency Centers Corporation

Regency Centers, L.P.

Form 10-K for the fiscal year ended December 31, 2009

Filed February 26, 2010

File Nos. 1-12298 and 0-24763

Dear Mr. Kluck:

On behalf of Regency Centers Corporation (“Regency”) and its operating partnership Regency Centers, L.P., the following information is furnished in response to the comments in your letter to Martin E. Stein, Regency’s Chief Executive Officer, dated May 24, 2010. Both the comments and Regency’s responses thereto are provided below for your convenience.

Form 10-K

Item 15, Exhibits and Financial Statement Schedules, page 132

1.	It appears that two of the exhibits that you have filed with, via incorporation by reference to, the Form 10-K and listed in the exhibit index omit certain other exhibits or schedules. Please explain to us why exhibits 10(f) and 10(g) have omissions from them of exhibits and schedules that are part of the filed exhibits. Alternatively, file a complete copy of exhibits 10(f) and 10(g).

Response:

Regency has now been advised that exhibits and schedules to material contracts filed as Item 10 exhibits under Item 601 of Regulation S-K must be filed along with the material contracts. Regency will accordingly file such exhibits and schedules for material contracts in the future. Regency requests the Commission’s staff to grant relief from filing the exhibits and schedules noted above because the exhibits and schedules no longer provide investors any

Mr. Tom Kluck

May 26, 2010

relevant information. To the extent the exhibits and schedules are not forms of notices and certificates, they provide information that is no longer current and which was otherwise available to investors, through Regency’s other reports under the Securities Exchange Act of 1934, at the time such documents were filed in 2007 and 2008.

Schedule 14A

Proposal One: Election of Directors, page 7

Nominees and Director Qualifications, page 7

2.	We note the disclosure on the top of page 7. For each director nominee, please tell us the specific experience, qualifications, attributes or skills that led to the conclusion that such person, on a person-by-person basis, should serve as a director. Please see Item 401(e) of Regulation S-K. Please include this disclosure in future filings.

Response:

As we have discussed with Mr. Phil Rothenberg of the Commission’s staff, Regency’s proxy statement describes the specific experience, qualifications, attributes or skills that led to Regency’s Nominating and Corporate Governance Committee as well as its Board of Directors determining such nominees should serve as directors. In future filings, Regency will add language at the end of the second paragraph of each nominee’s biography that will state: “Based upon the foregoing, the Nominating and Corporate Governance Committee and the Board of Directors have determined [name of nominee] has the specific experience, qualifications, attributes and skills to serve Regency as a director.”

Compensation Discussion and Analysis, page 19

Oversight of Compensation, page 19:

3.	We note your disclosure regarding the other services provided to you by Towers Watson. Please tell us whether your compensation committee or your board approved the compensation consultant’s other services. Please see Item 407(e)(3)(iii)(A) of Regulation S-K. Please include this disclosure in future filings.

Response:

As we discussed with Mr. Rothenberg of the Commission’s staff, Item 407(e)(3)(iii)(A) of Regulation S-K was adopted well after Regency employed Towers Watson to provide property insurance brokerage services. Regency disclosed that management had decided to retain Towers Watson for such services and that its Audit Committee had reviewed these services. The fee for these services was also disclosed. Regency will disclose in future filings whether compensation consultants provide any other disclosable services and will have its Compensation Committee or Board of Directors approve such services.

Mr. Tom Kluck

May 26, 2010

Grants of Plan-Based Awards during 2009, page 32

4.	Please tell us how you calculated the total grant-date fair value of your TSR grants. In this regard, we note your disclosure on page 28 that the grant-date fair value of these awards was $16.49 per share, while it appears that the total grant-date fair value disclosed is based on a per share amount of $36.89 (total grant-date fair value divided by the number of awards to be granted upon achieving the target).

Response:

The total grant-date fair value of Regency’s TSR grants are disclosed consistently under the Stock Awards column in the Summary Compensation Table on page 28 of Regency’s proxy statement as well as under the Grant Date Fair Value of Stock and Option Awards column in the Grants of Plan-Based Awards During 2009 table on page 32 of Regency’s proxy statement. As footnote one to the Summary Compensation Table explains, Regency uses a Monte Carlo simulation model for valuing market-based performance awards tied to total relative shareholder return in accordance with FASB ASC Topic 718. As described in footnote one, the awards issued in 2009 were valued using the Monte Carlo model at $16.49 per share which was applied against the maximum expected payout to determine the grant-date fair value of the awards. This equated to a fair value equal to 47.1% of the closing stock price ($35.03) on the grant date (February 3, 2009). The Threshold, Target and Maximum columns for Estimated Future Payouts in the Grants of Plan-Based Awards during 2009 are not based on grant-date fair value, but rather are based upon the actual grant price which was the average closing price for the month of January (as disclosed on page 24 in Regency’s Compensation Discussion and Analysis). In future filings, Regency will provide footnote disclosure that explains the calculation of the Threshold, Target and Maximum future payout columns as well as the Grant-Date Fair Value column in the Grants of Plan-Based Awards table.

*     *     *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Tom Kluck

May 26, 2010

If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,

/s/ Michael B. Kirwan
Michael B. Kirwan

cc:	Martin E. Stein, Chairman and Chief Executive Officer

Brian M. Smith, President and Chief Operating Officer

Bruce M. Johnson, Executive Vice President and Chief Financial Officer

J. Christian Leavitt, Senior Vice President and Chief Accounting Officer

Donald H. Packard, III, KPMG LLP